CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08177

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citigroup Global Markets Inc. (Filed as Public Information)

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 Greenwich Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John McCoy	(212) 816-4460	john.mccoy@citi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – If individual, state last, first. and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Citigroup Global Markets Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. and subsidiaries (the Company) as of December 31, 2023, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
February 29, 2024

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2023

(In millions of dollars)

Assets		
Cash	$	608
Cash segregated under federal and other regulations		6,868
Securities borrowed and purchased under agreements to resell (including $97,454 at fair value)		225,559
Trading account assets ($145,404 pledged as collateral):		
U.S. Treasury and federal agency securities		88,520
Mortgage-backed securities		81,483
Equity securities		8,485
Corporate debt securities		6,457
Derivatives		2,433
Asset-backed securities		1,414
Foreign government securities		458
State and municipal securities		445
Other debt securities		4
Total trading account assets		189,699
Securities received as collateral, at fair value (all pledged to counterparties)		4,290
Brokerage receivables:		
Customers		9,732
Brokers, dealers and clearing organizations		30,978
Total brokerage receivables		40,710
Goodwill		145
Other assets (including $93 at fair value)		9,460
Total assets	$	477,339

The accompanying Notes are an integral part of the Consolidated Statement of Financial Condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

(Continued)

December 31, 2023

(In millions of dollars, except shares and per share amounts)

Liabilities		
Short-term borrowings	$	9,606
Securities loaned and sold under agreements to repurchase (including $10,256 at fair value)		298,059
Trading account liabilities		47,258
Brokerage payables:		
Customers		57,910
Brokers, dealers and clearing organizations		7,470
Obligations to return securities received as collateral, at fair value		4,290
Total brokerage payables		69,670
Other liabilities		5,809
Long-term debt		19,180
Subordinated indebtedness		15,945
Total liabilities		465,527
Stockholder's equity		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		8,765
Retained earnings		2,963
Accumulated other comprehensive income (AOCI)		74
Total stockholder's equity		11,812
Total liabilities and stockholder's equity	$	477,339

The accompanying Notes are an integral part of the Consolidated Statement of Financial Condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Citigroup Global Markets Inc. (together with its consolidated subsidiaries, "CGMI" or "the Company") is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI, or Parent). CFPI is a direct wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a direct wholly owned subsidiary of Citigroup Inc. (Citigroup or Citi). CGMI is registered as a securities broker dealer and investment advisor with the U.S. Securities and Exchange Commission (SEC), a municipal securities dealer with the Municipal Securities Rulemaking Board, and registered swap dealer and futures commission merchant (FCM) with the Commodities Future Trading Commission (CFTC). The Company is also a member firm of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, the National Futures Association (NFA) and other self-regulatory organizations. The Company provides corporate, institutional and public sector clients with a full range of brokerage products and trading services across equities, foreign exchange, rates, spread products and commodities. The range of services includes market-making across asset classes, risk management solutions, financing, prime brokerage, research, securities clearing and settlement.

The Company evaluated subsequent events through February 29, 2024, the date that the Company's Consolidated Statement of Financial Condition and Notes were submitted to the SEC.

(b) Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of CGMI and its subsidiaries prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities in which the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments accounted for at fair value under the fair value option, are accounted for under the equity method.

(c) Use of Estimates

Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related Notes. Such estimates are used in connection with certain fair value measurements. See Note 10 for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures, probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(d) Variable Interest Entities (VIEs)

An entity is a variable interest entity (VIE) if it meets either of the criteria outlined in Accounting Standards Codification (ASC) Topic 810, *Consolidation*, which are (i) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the entity's expected losses or expected returns.

The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic performance and a right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE (that is, CGMI is the primary beneficiary). The Company had no material interests in consolidated VIEs at December 31,

2023. The Company has variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. All unconsolidated VIEs are monitored by the Company to assess whether any events have occurred to cause its primary beneficiary status to change.

All entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810. See Note 7 for more detailed information.

(e) Cash

Cash represents funds deposited with financial institutions.

(f) Cash Segregated under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash to satisfy rules regarding the protection of customer assets. See Note 6.

(g) Trading Account Assets and Liabilities

Trading account assets include debt and marketable equity securities, derivatives in a net receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold, not yet purchased (short positions) and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives used for trading purposes include interest rate, currency, equity and credit swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in ASC Topic 210-20, *Balance Sheet—Offsetting*, are met. See Note 8.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, which are described in Note 10.

(h) Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Such transactions are recorded at the amount of proceeds advanced or received plus accrued interest.

Where the conditions of ASC 210-20-45-1, *Balance Sheet—Offsetting: Right of Setoff Conditions*, are met, securities borrowing and lending transactions are presented net on the Consolidated Statement of Financial Condition.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

As described in Note 10, the Company uses a discounted cash flow technique to determine the fair value of securities lending and borrowing transactions carried at fair value.

(i) Repurchase and Resale Agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) do not constitute a sale (or purchase) of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Any transactions for which fair value accounting has not been elected are recorded at the amount of cash advanced or received plus accrued interest.

Where the conditions of ASC 210-20-45-11, *Balance Sheet—Offsetting: Repurchase and Reverse Repurchase Agreements*, are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition.

The Company's policy is to take possession of securities purchased under reverse repurchase agreements. The Company monitors the fair value of securities subject to repurchase or resale on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

As described in Note 10, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions carried at fair value.

(j) Securities Received as Collateral and Obligations to Return Securities Received as Collateral

In transactions where the Company acts as a lender in securities lending agreements and receives securities that can be pledged or sold as collateral (securities-for-securities lending transactions), the Company is required to record the securities received and related obligation to return the securities received on its Consolidated Statement of Financial Condition.

(k) Receivables and Payables – Customers, Brokers, Dealers and Clearing Organizations

The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the broker, dealer or customer in question.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company may liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and for brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive.

Brokerage receivables and *Brokerage payables* are accounted for in accordance with the AICPA Accounting Guide for Brokers and Dealers in Securities as codified in ASC 940-320.

(l) Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill is subject to annual impairment testing and interim assessments between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

The Company has an option to assess qualitative factors to determine if it is necessary to perform the goodwill impairment test. If, after assessing the totality of events or circumstances, the Company determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, no further testing is necessary. If, however, the Company determines that it is more-

likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Company must perform the quantitative test.

The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any reporting period and proceed directly to the quantitative test. The Company performed its annual goodwill impairment test as of October 1, 2023, which resulted in no impairment. No triggering events were identified and no goodwill was impaired during 2023.

(m) Securitizations

There are two key accounting determinations that must be made relating to securitizations. CGMI first makes a determination as to whether the securitization entity must be consolidated. Second, it determines whether the transfer of financial assets to the entity is considered a sale under GAAP. If the securitization entity is a VIE, the Company consolidates the VIE if it is the primary beneficiary (as discussed in "Variable Interest Entities" above). For all other securitization entities determined not to be VIEs in which the Company participates, consolidation is based on which party has voting control of the entity, giving consideration to removal and liquidation rights in certain partnership structures. The Company had no material interests in consolidated securitizations at December 31, 2023.

Interests in the securitized and sold assets may be retained in the form of subordinated or senior interest-only strips, subordinated tranches and residuals. Retained interests in non-consolidated mortgage securitization trusts are classified as *Asset-backed securities* in *Trading account assets*.

(n) Debt

Short-term borrowings, *Long-term debt* and *Subordinated indebtedness* are accounted for at amortized cost.

(o) Transfers of Financial Assets

For a transfer of financial assets to be considered a sale: (i) the assets must be legally isolated from the Company, even in bankruptcy or other receivership, (ii) the purchaser must have the right to pledge or sell the assets transferred (or, if the purchaser is an entity whose sole purpose is to engage in securitization and asset-backed financing activities through the issuance of beneficial interests and that entity is constrained from pledging the assets it receives, each beneficial interest holder must have the right to sell or pledge their beneficial interests), and (iii) the Company may not have an option or obligation to reacquire the assets.

If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale generally is obtained for complex transactions or where the Company has continuing involvement with the assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, that opinion must state that the asset transfer would be considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency. See Note 7 for further discussion.

(p) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 3 for a further description of the Company's income tax assets and liabilities.

(q) Related Party Transactions

The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative transactions and the borrowing and lending of funds, and are entered into in the ordinary course of business. The Company also has bank custody arrangements with Citigroup affiliates. See Note 12 for details on the Company's related party transactions.

FUTURE ACCOUNTING CHANGES

Accounting for and Disclosure of Crypto Assets

In December 2023, the FASB issued ASU No. 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets*, intended to improve the accounting for certain crypto assets by requiring an entity to measure those assets at fair value each reporting period. The amendments also improve the information provided to investors about an entity's crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions and changes during the reporting period. The guidance is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years with early adoption permitted. CGMI does not hold any crypto assets within the scope of the guidance.

Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

In June 2022, FASB issued ASU 2022-3, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The ASU was issued to address diversity in practice whereby certain entities included the impact of contractual restrictions when valuing equity securities, and it clarifies that a contractual restriction on the sale of an equity security should not be considered part of the unit of account of the equity security and, therefore, should not be considered in measuring fair value. The ASU also includes requirements for entities to disclose the fair value of equity securities subject to contractual sale restrictions, the nature and remaining duration of the restrictions and the circumstances that could cause a lapse in the restrictions.

CGMI adopted the ASU on January 1, 2024, which did not have a material impact to the financial statements of the Company.

(2) Incentive Plans and Retirement Benefits

(a) Discretionary Annual Incentive Awards

Citigroup grants immediate cash bonus payments and various forms of immediate and deferred awards as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of CGMI.

Discretionary annual incentive awards are generally awarded in the first quarter of the year based on the previous year's performance. Awards valued at less than U.S. $75,000 (or the local currency equivalent) are generally paid entirely in the form of an immediate cash bonus. Pursuant to Citigroup policy and/or regulatory requirements, certain employees are subject to mandatory deferrals of incentive pay and generally receive 15%–60% of their awards in the form of deferred stock or deferred cash stock units.

For deferred incentive awards granted in 2022 and after, Citigroup changed the annual deferred compensation structure from granting deferred cash awards for certain regulated employees to deferred stock awards.

Subject to certain exceptions (principally, for retirement-eligible employees), continuous employment within Citigroup is required to vest in deferred annual incentive awards. Post employment vesting by retirement-eligible employees and participants who meet other conditions is generally conditioned upon their compliance with certain restrictions during the remaining vesting period.

Generally, the deferred awards vest in equal annual installments over three- or four-year periods. Vested stock awards are delivered in shares of common stock. Deferred cash awards are payable in cash and, except as prohibited by applicable regulatory guidance, earn a fixed notional rate of interest that is paid only if and when the underlying principal award amount vests. Deferred cash stock unit awards are payable in cash at the vesting value of the underlying stock.

Stock awards, deferred cash stock units and deferred cash awards are subject to one or more cancellation and clawback provisions that apply in certain circumstances, including gross misconduct.

(b) Outstanding (Unvested) Stock Awards

A summary of the status of unvested stock awards granted as discretionary annual incentive or sign-on and replacement stock awards is presented below:

Unvested stock awards	Shares	Weighted-average grant date fair value per share
Unvested at December 31, 2022	13,022,096	$ 66.44
Granted (1)	9,171,203	50.47
Canceled	(712,125)	58.87
Vested (1)	(4,599,506)	66.45
Unvested at December 31, 2023	16,881,668	$ 58.08

(1) The weighted-average fair value of the shares vesting during 2023 was approximately $49.24 per share on the vesting date, compared to $66.45 on the grant date.

(c) Performance Share Units

Certain senior executives were awarded performance share units (PSUs) every February from 2020 to 2023, for performance in the year prior to the award date based on two performance metrics. For PSUs awarded in 2020, those metrics were return on average tangible common equity and earnings per share. For PSU awards in 2021, 2022 and 2023, the metrics were average return on tangible common equity and cumulative tangible book value per share. In each year, the metrics were equally weighted.

For all award years, if the total shareholder return is negative over the three-year performance period, executives may earn no more than 100% of the target PSUs, regardless of the extent to which Citigroup outperforms against performance goals and/or peer firms. The number of PSUs ultimately earned could vary from zero, if performance goals are not met, to as much as 150% of target, if performance goals are meaningfully exceeded. The reported financial metrics during the performance period are adjusted to reflect any mandatory equitable adjustments as required under the applicable award agreements for unusual and non-recurring items as presented to and approved by the Compensation, Performance Management and Culture (CPC) Committee.

For all award years, the value of each PSU is equal to the value of one share of Citi common stock. Dividend equivalents are forfeitable, or accrued and paid on the number of earned PSUs after the end of the performance period.

PSUs are subject to variable accounting, pursuant to which the associated value of the award will fluctuate with changes in Citigroup's stock price and the attainment of the specified performance goals for each award. The award is settled solely in cash after the end of each performance period.

There were 132,603 outstanding PSUs to employees of CGMI at December 31, 2023, all of which were issued in 2023. The weighted-average grant date fair value per unit of the granted and outstanding awards is $47.15. No payments were processed for PSU awards in 2023.

(d) Transformation Program

In order to provide an incentive for select employees to effectively execute Citi's transformation program, in August 2021 the Personnel and Compensation (P&C) Committee of Citigroup's Board of Directors, the predecessor of the Compensation, Performance Management and Culture (CPC) Committee of Citigroup's Board of Directors, approved a program for the select employees to earn additional compensation based on the achievement of Citi's transformation goals from August 2021 through December 2024 and satisfaction of other conditions. Performance under the program is divided into three consecutive periods, ending on December 31, 2022, 2023 and 2024. The awards are subject to variable accounting, pursuant to which the associated value of the award will fluctuate with the attainment of the performance conditions for each tranche and changes to Citigroup's stock price for the third tranche. Payment for each period will be in cash, in a lump sum, with the third payment indexed to changes in the value of Citi's common stock from the service inception date through the payment date. Earnings generally will be based on collective performance with respect to Citi's transformation goals and will be evaluated and approved by the CPC Committee on an annual basis.

Payments in the event of any category of employment termination or change in job title or employment status are subject to Citi's discretion. Cancellation and clawback are provided for in the event of misconduct and certain other circumstances. The program applies to senior leaders, other than Citi's CEO, critical to helping deliver a successful transformation with the value of the awards varying based on individual compensation levels.

(e) Pension and Post Employment Benefits and Defined Contribution Plans

The Company participates in several non-contributory defined benefit pension plans sponsored by Citigroup covering certain U.S. employees and has various defined benefit pension and termination indemnity plans covering employees outside the U.S.

The Company also participates in a number of non-contributory, nonqualified pension plans sponsored by Citigroup. These plans, which are unfunded, provide supplemental defined pension benefits to certain U.S. employees. With the exception of certain employees covered under the prior final pay plan formula, the benefits under these plans were frozen in prior years.

The Company participates in U.S. post employment plans sponsored by Citigroup that provide income continuation and health and welfare benefits to certain eligible U.S. employees on long-term disability.

The Company participates in defined contribution plans in the U.S. and in certain non-U.S. locations, all of which are administered in accordance with local laws. The most significant defined contribution plan is the Citi Retirement Savings Plan sponsored by Citigroup in the U.S.

Under the Citi Retirement Savings Plan, eligible U.S. employees received matching contributions of up to 6% of their eligible compensation for 2023, subject to statutory limits. In addition, for eligible employees whose eligible compensation is $100,000 or less, a fixed contribution of up to 2% of eligible compensation is provided. All contributions from the plan sponsor are invested according to participants' individual elections.

(f) Health Care and Life Insurance Plans

The Company, through Citigroup, offers certain health care and life insurance benefits to its employees. The Company also participates in postretirement health care and life insurance benefits offered by Citigroup to certain eligible U.S. retired employees, as well as to certain eligible employees outside the U.S.

(3) Income Taxes

The Company's U.S. federal, state and local income taxes, and state and local unitary deferred taxes, are determined based on an income tax sharing agreement with Citigroup. Under the tax sharing agreement, the Company settles its current tax liability with Citigroup throughout the year, except for any tax liabilities expected to be payable as a separate taxpayer.

As of December 31, 2023, the Company had federal and state income taxes receivable in the amount of $60 million.

Deferred income taxes at December 31, 2023 related to the following:

In millions of dollars		
Deferred tax assets:		
Investments	$	618
Allocated deferred state taxes		377
Deferred compensation and employee benefits		250
Fixed assets		296
Tax credit and net operating loss carry-forwards		30
Repositioning and settlement reserves		37
Other deferred tax assets		64
Gross deferred tax assets		1,672
Valuation allowance		15
Deferred tax assets after valuation allowance		1,657
Deferred tax liabilities:		
Intercompany debt underwriting fee		(57)
Other deferred tax liabilities		(8)
Deferred tax liabilities		(65)
Net deferred tax assets	$	1,592

At December 31, 2023, the Company has a valuation allowance of $15 million, an increase of $15 million during calendar year 2023 due to the lack of anticipated future year capital gains.

Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, *Income Taxes*, that would be implemented, if necessary, to prevent a carryforward from expiring.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	**Tax year**
United States	2016
New York State	2012
New York City	2012
California	2016

(4) Securities Borrowed, Loaned, and Subject to Repurchase Agreements

Securities borrowed and purchased under agreements to resell, at their respective carrying values, consisted of the following:

In millions of dollars at December 31, 2023	
Securities purchased under agreements to resell (including $78,791 at fair value)	$ 145,237
Deposits paid for securities borrowed (including $18,663 at fair value)	80,322
Total	$ 225,559

Securities loaned and sold under agreements to repurchase, at their respective carrying values, consisted of the following:

In millions of dollars at December 31, 2023	
Securities sold under agreements to repurchase (including $10,248 at fair value)	$ 283,295
Deposits received for securities loaned (including $8 at fair value)	14,764
Total	$ 298,059

The resale and repurchase agreements represent collateralized financing transactions. CGMI executes these transactions to facilitate customer matched-book activity and to efficiently fund a portion of CGMI 's trading inventory.

To maintain reliable funding under a wide range of market conditions, including under periods of stress, CGMI manages these activities by taking into consideration the quality of the underlying collateral and stipulating financing tenor. CGMI manages the risks in its collateralized financing transactions by conducting daily stress tests to account for changes in capacity, tenors, haircut, collateral profile and client actions. In addition, CGMI maintains counterparty diversification by establishing concentration triggers and assessing counterparty reliability and stability under stress.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection. For resale and repurchase agreements, when necessary, the Company posts additional collateral in order to maintain contractual margin protection.

Collateral typically consists of government and government-agency securities, corporate and municipal bonds, equities and mortgage- and other asset-backed securities.

The resale and repurchase agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. Events of default generally include (i) failure to deliver cash or securities as required under the transaction, (ii) failure to provide or return cash or securities as used for margining purposes, (iii) breach of representation, (iv) cross-default to another transaction entered into among the parties, or, in some cases, their affiliates, and (v) a repudiation of obligations under the agreement. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities.

A substantial portion of the resale and repurchase agreements is recorded at the amount of cash initially advanced or received, plus accrued interest, as specified in the respective agreements. The remaining portion

is recorded at fair value as the Company elected the fair value option for certain repo and reverse repo portfolios.

The securities borrowing and lending agreements also represent collateralized financing transactions similar to the resale and repurchase agreements. Collateral typically consists of government and government-agency securities and corporate debt and equity securities.

Similar to the resale and repurchase agreements, securities borrowing and lending agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other default by the other party under the relevant master agreement. Events of default and rights to use securities under the securities borrowing and lending agreements are similar to the resale and repurchase agreements referenced above.

A substantial portion of securities borrowing and lending agreements is recorded at the amount of cash advanced or received. The remaining portion is recorded at fair value as CGMI elected the fair value option for certain securities borrowed and loaned portfolios. With respect to securities loaned, CGMI receives cash collateral in an amount generally in excess of the market value of the securities loaned. CGMI monitors the market value of securities borrowed and securities loaned on a daily basis and posts or obtains additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for resale and repurchase agreements, and securities borrowing and lending agreements, is evidenced to the extent that (i) a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements and (ii) the exercise of rights by the non-defaulting party to terminate and close out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not have been sought or obtained for certain jurisdictions where local law is silent or sufficiently ambiguous to determine the enforceability of offsetting rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be nonexistent or unclear as overlapping regimes may exist. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

The following tables present the gross and net resale and repurchase agreements and securities borrowing and lending agreements and the related offsetting amounts permitted under ASC 210-20-45. The tables also include amounts related to financial instruments that are not permitted to be offset under ASC 210-20-45, but would be eligible for offsetting to the extent that an event of default has occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

	As of December 31, 2023				
In millions of dollars	**Gross amounts of recognized assets**	**Gross amounts offset on the Consolidated Balance Sheet (1)**	**Net amounts of assets included on the Consolidated Balance Sheet**	**Amounts not offset on the Consolidated Balance Sheet but eligible for offsetting upon counterparty default (2)**	**Net amounts (3)**
Securities purchased under agreements to resell	$ 248,429	$ 103,192	$ 145,237	$ 139,209	$ 6,028
Deposits paid for securities borrowed	99,795	19,473	80,322	31,465	48,857
Total	$ 348,224	$ 122,665	$ 225,559	$ 170,674	$ 54,885

In millions of dollars	**Gross amounts of recognized liabilities**	**Gross amounts offset on the Consolidated Balance Sheet (1)**	**Net amounts of liabilities included on the Consolidated Balance Sheet**	**Amounts not offset on the Consolidated Balance Sheet but eligible for offsetting upon counterparty default (2)**	**Net amounts (3)**
Securities sold under agreements to repurchase	$ 386,487	$ 103,192	$ 283,295	$ 229,903	$ 53,392
Deposits received for securities loaned	34,237	19,473	14,764	13,027	1,737
Total	$ 420,724	$ 122,665	$ 298,059	$ 242,930	$ 55,129

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.
(2) Includes financial instruments subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45, but would be eligible for offsetting to the extent that an event of default has occurred and a legal opinion supporting enforceability of the offsetting right has been obtained.
(3) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table presents the gross amounts of liabilities associated with repurchase agreements and securities lending agreements by remaining contractual maturity as of December 31, 2023:

In millions of dollars	Open and overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 284,023	$ 56,895	$ 17,496	$ 28,073	$ 386,487
Deposits received for securities loaned	32,985	—	—	1,252	34,237
Total	$ 317,008	$ 56,895	$ 17,496	$ 29,325	$ 420,724

The following table presents the gross amounts of liabilities associated with repurchase agreements and securities lending agreements by class of underlying collateral as of December 31, 2023:

In millions of dollars	Repurchase agreements	Securities lending agreements	Total
U.S Treasury and federal agency securities	$ 270,049	$ —	$ 270,049
State and municipal securities	298	2	300
Foreign government securities	1,302	3	1,305
Corporate bonds	5,664	25	5,689
Equity securities	7,307	34,207	41,514
Mortgage-backed securities	85,039	—	85,039
Asset-backed securities	2,194	—	2,194
Other trading assets	14,634	—	14,634
Total	$ 386,487	$ 34,237	$ 420,724

(5) Debt

Short-Term Borrowings

In millions of dollars	Weighted average interest rate	December 31, 2023
Commercial paper	5.9%	$ 9,106
Other	6.1	500
Total		$ 9,606

Long-Term Debt and Subordinated Indebtedness

In millions of dollars	Weighted average interest rate	Maturities	December 31, 2023
Secured note program	4.6%	2024-2025	$ 475
Long-term note with Citicorp LLC	6.6	2024-2031	16,955
Long-term note with CGMHI	6.8	2027	1,750
Subordinated indebtedness with CGMHI	6.8	2027	6,945
Subordinated indebtedness with Citicorp LLC	7.4	2028	9,000
Total			$ 35,125

CGMI has a $60 billion master promissory note (the long-term note) and a $25 billion short-term non-negotiable master promissory note with Citicorp. The long-term note currently bears variable interest at rates agreed upon by both parties (currently ranging from 5.6% to 7.2%) and is prepayable without penalty. At December 31, 2023, there are $16.955 billion in borrowings with Citicorp under the long-term note.

At December 31, 2023 the Company had subordinated indebtedness of $6.945 billion with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties and has a maturity date of August 31, 2027. The maturity date is automatically extended an additional year, unless CGMHI notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended. The Company has also borrowed $1.75 billion under a financing agreement with CGMHI. This long-term note bears interest at a rate agreed upon by both parties and has a maturity date of December 17, 2027.

At December 31, 2023 CGMI has $10 billion in subordinated revolving credit agreements with Citicorp LLC (Citicorp), of which $9 billion is drawn and scheduled to mature in 2028. The agreements bear interest at rates agreed upon by both parties.

All subordinated borrowings of CGMI have received regulatory approval and therefore qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated borrowing obligations may only be repaid if CGMI is in compliance with the applicable terms of the Net Capital Rule.

Aggregate annual maturities of long-term debt and subordinated debt obligations are as follows:

In millions of dollars	December 31, 2023
2024	$ 380
2025	1,725
2026	6,300
2027	8,695
2028	11,000
Thereafter	7,025
Total	$ 35,125

(6) Capital Requirements

CGMI is a registered broker dealer and FCM and registered swap dealer. Accordingly, CGMI is subject to regulatory capital requirements, including those imposed by the SEC, CFTC, FINRA and the NFA. SEC Rule 15c3-1 and CFTC Rule 1.17 specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. CGMI is approved to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models in accordance with the market and credit risk standards of Appendix E of SEC Rule 15c3-1. CGMI is also required to hold tentative net capital (net capital before deducting market and credit risk charges as defined by the Net Capital Rule) in excess of $5 billion. CGMI is also required to notify the SEC in the event that its tentative net capital is less than $6 billion.

As of December 31, 2023, CGMI had regulatory net capital of $17.8 billion, which was $13.4 billion in excess of the minimum net capital requirement of $4.4 billion.

The Company is also subject to customer protection segregation requirements under securities laws and regulations, including those of the SEC and CFTC. As of December 31, 2023, included in the statement of financial condition are assets segregated or held in separate accounts under Rule 15c3-3 of the SEC or the Commodity Exchange Act (CEA) as presented in the following table.

In millions of dollars	**Rule 15c3-3**	**CEA**	**Total**
Cash segregated under federal and other regulations	$ —	6,868	6,868
Trading account assets	8,275	—	8,275
Receivables from brokers, dealers and clearing organizations:			
Deposits with exchange clearing organizations	—	7,486	7,486
Receivable from clearing brokers and FCMs, net	—	1,419	1,419
Total	$ 8,275	15,773	24,048

In addition to the above, CGMI also segregated $39.5 billion of customer securities and customer cash margin treated as off balance sheet pursuant to CEA requirements as of December 31, 2023.

(7) Securitizations and Variable Interest Entities

(a) Uses of Special Purpose Entities

A special purpose entity (SPE) is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs by CGMI are to assist clients in securitizing their financial assets and create investment products for clients and to obtain liquidity and optimize capital efficiency by securitizing certain of CGMI's financial assets. SPEs may be organized in various legal forms, including trusts, partnerships or corporations. In a securitization, through the SPE's issuance of debt and equity instruments, certificates, commercial paper or other notes of indebtedness, the company transferring assets to the SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business. These issuances are recorded on the balance sheet of the SPE, which may or may not be consolidated onto the balance sheet of the company that organized the SPE.

Investors usually have recourse only to the assets in the SPE, but may also benefit from other credit enhancements, such as a collateral account. Because of these enhancements, the SPE issuances typically obtain a more favorable credit rating than the transferor could obtain for its own debt issuances. This results in less expensive financing costs than unsecured debt. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. The Company may be the provider of certain credit enhancements as well as the counterparty to any related derivative contracts.

Most of CGMI's SPEs are variable interest entities (VIEs).

(b) Variable Interest Entities

VIEs are described in Note 1. Investors that finance the VIE through debt or equity interests or other counterparties providing other forms of support, such as guarantees, certain fee arrangements or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE.

The Company must evaluate each VIE to understand the purpose and design of the entity, the role the Company had in the entity's design and its involvement in the VIE's ongoing activities. The Company then must evaluate which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

For those VIEs where the Company determines that it has the power to direct the activities that most significantly impact the VIE's economic performance, the Company must then evaluate its economic interests, if any, and determine whether it could absorb losses or receive benefits that could potentially be significant to the VIE. When evaluating whether the Company has an obligation to absorb losses that could potentially be significant, it considers the maximum exposure to such loss without consideration of probability. Such obligations could be in various forms, including, but not limited to, debt and equity investments, guarantees, liquidity agreements and certain derivative contracts.

In various other transactions, the Company may (i) act as a derivative counterparty (e.g., interest rate swap, cross-currency swap or purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE), (ii) act as underwriter or placement agent, (iii) provide administrative, trustee or other services or (iv) make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement,

by itself, not to be variable interests and thus not an indicator of power or potentially significant benefits or losses.

The Company's involvement with consolidated and unconsolidated VIEs with which CGMI holds significant variable interests as of December 31, 2023 is presented below:

In millions of dollars	Total involvement with SPE assets	Consolidated VIE / SPE assets	Significant unconsolidated VIE assets (2)	Maximum exposure to loss in significant unconsolidated VIEs (1)	
				Debt investments (3)	Derivatives
Mortgage securitizations (4):					
U.S. agency-sponsored	$ 84,124	—	84,124	1,662	—
Non-agency-sponsored	34,883	—	34,883	603	—
Other	184	—	184	26	—
Total	$ 119,191	—	119,191	2,291	—

(1) The definition of maximum exposure to loss is included in the text that follows this table.
(2) A significant unconsolidated VIE is an entity in which the Company has any variable interest or continuing involvement considered to be significant, regardless of the likelihood of loss.
(3) Funded exposures that are included on the Company's December 31, 2023 Consolidated Statement of Financial Condition in *Trading account assets*.
(4) CGMI mortgage securitizations also include agency and non-agency (private label) re-securitization activities. These re-securitization SPEs are not consolidated. See "Re securitizations" below for further discussion.

The previous table does not include:

- certain VIEs structured by third parties in which the Company holds securities in inventory, as these investments are made on arm's-length terms;
- certain positions in mortgage- and asset-backed securities held by the Company, which are classified as *Trading account assets*, in which the Company has no other involvement with the related securitization entity deemed to be significant (see Note 10 for more information on these positions);
- certain representations and warranties exposures in CGMI residential mortgage securitizations, in which the original mortgage loan balances are no longer outstanding.

The Company had no material interests in consolidated VIEs at December 31, 2023. The asset balances for unconsolidated VIEs in which the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an amortized cost basis without regard to impairments, unless fair value information is readily available to the Company.

The maximum exposure to loss represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE, adjusted for any accrued interest and cash principal payments received. The carrying amount may also be adjusted for increases or declines in fair value or any impairment in value. The Company had no unfunded positions at December 31, 2023. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE (e.g., interest rate swaps, cross-currency swaps or where the Company is the purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE). Receivables under such arrangements are not included in the maximum exposure amounts.

(c) Mortgage Securitizations

CGMI's mortgage securitizations represent government-sponsored agency and private label (non-agency-sponsored mortgages) re-securitization activities. These SPEs are not consolidated. See "Re securitizations" below for further discussion. CGMI's mortgage securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the SPE.

The following table includes information about loan delinquencies and liquidation losses for assets held in non-consolidated, non-agency-sponsored securitization entities at December 31, 2023:

In millions of dollars	**Securitized assets**	**90 days past due**	**Liquidation losses**
Residential mortgages	$ 326	—	—

(d) Re-securitizations

CGMI engages in re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. CGMI did not transfer non-agency (private label) securities to re-securitization entities during the year ended December 31, 2023. These securities are backed by either residential or commercial mortgages and are often structured on behalf of clients.

As of December 31, 2023, CGMI held no retained interests in private label re-securitization transactions structured by CGMI.

The Company also re-securitizes U.S. government-agency-guaranteed mortgage-backed (agency) securities. During the year ended December 31, 2023, CGMI transferred agency securities with a fair value of approximately $17.1 billion to re-securitization entities.

As of December 31, 2023, the fair value of CGMI-retained interests in agency re-securitization transactions structured by CGMI totaled approximately $1.7 billion (including $ 930 million related to re-securitization transactions executed in 2023), which is recorded in *Trading account assets*. The original fair value of agency re-securitization transactions in which CGMI holds a retained interest as of December 31, 2023 was approximately $84.1 billion.

As of December 31, 2023, the Company did not consolidate any private label or agency re-securitization entities.

(8) Derivatives

In the ordinary course of business, CGMI enters into various types of derivative transactions, which include:

- *Futures and forward contracts*, which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price that may be settled in cash or through delivery of an item readily convertible to cash.
- *Swap contracts*, which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified indices or financial instruments, as applied to a notional principal amount.
- *Option contracts*, which give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a specified time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Swaps, forwards and some option contracts are over-the-counter (OTC) derivatives that are bilaterally negotiated with counterparties and settled with those counterparties, except for swap contracts that are novated and "cleared" through central counterparties (CCPs). Futures contracts and other option contracts are standardized contracts that are traded on an exchange with a CCP as the counterparty from the inception of the transaction. CGMI enters into derivative contracts relating to interest rate, foreign currency, commodity and other market/credit risks for the following reasons:

- *Trading Purposes*: The Company trades derivatives as an active market maker. The Company offers its customers derivatives in connection with their risk management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. The Company also manages its derivative risk positions through offsetting trade activities.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, market prices, foreign exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to satisfy a derivative liability where the value of any collateral held by CGMI is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of a derivative position may affect the ability to monetize the position in a reasonable period of time and at a reasonable cost in periods of high volatility and financial stress.

Derivative transactions are customarily documented under industry standard master netting agreements, which provide that following an event of default, the non-defaulting party may promptly terminate all transactions between the parties and determine the net amount due to be paid to, or by, the defaulting party. Events of default include (i) failure to make a payment on a derivative transaction that remains uncured following applicable notice and grace periods, (ii) breach of agreement that remains uncured after applicable notice and grace periods, (iii) breach of a representation, (iv) cross default, either to third-party debt or to other derivative transactions entered into between the parties, or, in some cases, their affiliates, (v) the occurrence of a merger or consolidation that results in the creditworthiness of a party becoming materially weaker and (vi) the cessation or repudiation of any applicable guarantee or other credit support document. Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. An event of default may also occur under a credit support annex if a party fails to make a collateral delivery that remains uncured following applicable notice and grace periods.

The netting and collateral rights incorporated in the master netting agreements are considered to be legally enforceable if a supportive legal opinion has been obtained from counsel of recognized standing that provides (i) the requisite level of certainty regarding enforceability and (ii) that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default, including bankruptcy, insolvency or similar proceeding.

A legal opinion may not be sought for certain jurisdictions where local law is silent or unclear as to the enforceability of such rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law may not provide the requisite level of certainty. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

Exposure to credit risk on derivatives is affected by market volatility, which may impair the ability of counterparties to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers engaged in derivatives transactions. CGMI considers the level of legal certainty regarding enforceability of its offsetting rights under master netting agreements and credit support annexes to be an important factor in its risk management process. Specifically, CGMI generally transacts much lower volumes of derivatives under master netting agreements where CGMI does not have the requisite level of legal certainty regarding enforceability, because such derivatives consume greater amounts of single counterparty credit limits than those executed under enforceable master netting agreements.

Cash collateral and security collateral in the form of G10 government debt securities are often posted by a party to a master netting agreement to secure the net open exposure of the other party; the receiving party is free to commingle/rehypothecate such collateral in the ordinary course of its business. Nonstandard collateral such as corporate bonds, municipal bonds, U.S. agency securities and/or MBS may also be pledged as collateral for derivative transactions. Security collateral posted to open and maintain a master netting agreement with a counterparty, in the form of cash and/or securities, may from time to time be segregated in an account at a third-party custodian pursuant to a tri-party account control agreement.

Information pertaining to the Company's derivatives activities, based on notional amounts, is presented in the following table. Derivative notional amounts are reference amounts from which contractual payments are derived and do not represent a complete measure of CGMI's exposure to derivative transactions. CGMI's derivative exposure arises primarily from market fluctuations (i.e., market risk), counterparty failure (i.e., credit risk) and/or periods of high volatility or financial stress (i.e., liquidity risk), as well as any market valuation adjustments that may be required on the transactions. Moreover, notional amounts do not reflect the netting of offsetting trades. For example, if CGMI enters into a receive-fixed interest rate swap with $100 million notional, and offsets this risk with an identical but opposite pay-fixed position with a different counterparty, $200 million in derivative notionals is reported, although these offsetting positions may result in de minimis overall market risk.

In addition, aggregate derivative notional amounts can fluctuate from period to period in the normal course of business based on CGMI's market share, levels of client activity and other factors. All derivatives are recorded at fair value in *Trading account assets*/*Trading account liabilities* on the Consolidated Statement of Financial Condition.

(a) Derivative Notionals

In millions of dollars at December 31, 2023	
Interest rate contracts:	
Swaps	$ 839,848
Futures and forwards	1,127,491
Written options	28,885
Purchased options	23,952
Total interest rate contracts	2,020,176
Equity contracts:	
Swaps	113,383
Futures and forwards	16,715
Written options	355,681
Purchased options	329,693
Total equity contracts	815,472
Foreign exchange forwards, futures and swaps contracts	6,660
Commodity contracts	3
Credit derivatives[(1)] :	
Protection sold	37,862
Protection purchased	44,663
Total credit derivatives	82,525
Total derivative notionals	$ 2,924,836

(1) Credit derivatives are arrangements designed to allow one party (protection purchaser) to transfer the credit risk of a “reference asset” to another party (protection seller). These arrangements allow a protection seller to assume the credit risk associated with the reference asset without directly purchasing that asset. The Company enters into credit derivative positions for purposes such as risk management, yield enhancement, reduction of credit concentrations and diversification of overall risk.

The following table presents the gross and net fair values of the Company’s derivative transactions and the related offsetting amounts as of December 31, 2023. Gross positive fair values are offset against gross negative fair values by counterparty, pursuant to enforceable master netting agreements. Under ASC 815-10-45, payables and receivables in respect of cash collateral received from or paid to a given counterparty pursuant to a credit support annex are included in the offsetting amount if a legal opinion supporting the enforceability of netting and collateral rights has been obtained. GAAP does not permit similar offsetting for security collateral.

In addition, the following table reflects rule changes adopted by clearing organizations that require or allow entities to treat certain derivative assets, liabilities and the related variation margin as settlement of the related derivative fair values for legal and accounting purposes, as opposed to presenting gross derivative assets and liabilities that are subject to collateral, whereby the counterparties would also record a related collateral payable or receivable. The table also presents amounts that are not permitted to be offset, such as security collateral or cash collateral posted at third-party custodians, but which would be eligible for offsetting to the extent that an event of default has occurred and a legal opinion supporting enforceability of the netting and collateral rights has been obtained.

(b) *Derivative Mark-to-Market (MTM) Receivables/Payables*

In millions of dollars at December 31, 2023	Assets[(1) (2)]	Liabilities[(1) (2)]
Derivative instruments		
Over-the-counter	$ 10,506	$ 10,964
Cleared	97	3,527
Exchange traded	18	29
Interest rate contracts	10,621	14,520
Over-the-counter	9,304	11,759
Exchange traded	11,617	10,492
Equity contracts	20,921	22,251
Over-the-counter	17	15
Foreign exchange contracts	17	15
Over-the-counter	1,827	1,730
Credit derivatives	1,827	1,730
Over-the-counter	2	—
Commodity contracts	2	—
Total derivatives	33,388	38,516
Less: Netting agreements [(3)]	(30,562)	(30,562)
Less: Netting cash collateral received/paid [(4)]	(393)	(4,478)
Net receivables/payables included on the Consolidated Statement of Financial Condition	$ 2,433	$ 3,476
Additional amounts subject to an enforceable master netting agreement, but not offset on the Consolidated Statement of Financial Condition		
Less: Cash collateral received/paid	(12)	—
Less: Non-cash collateral received/paid	(60)	(112)
Total net receivables/payables	$ 2,361	$ 3,364

(1) The derivatives fair values are also presented in Note 10.

(2) Over-the-counter (OTC) derivatives are derivatives executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house. Cleared derivatives include derivatives executed bilaterally with a counterparty in the OTC market, but then novated to a central clearing house, whereby the central clearing house becomes the counterparty to both of the original counterparties. Exchange-traded derivatives include derivatives executed directly on an organized exchange that provides pre-trade price transparency.

(3) Represents the netting of derivative receivable and payable balances with the same counterparty under enforceable netting agreements.

(4) Represents the netting of cash collateral paid and received by counterparties under enforceable credit support agreements with appropriate legal opinion supporting enforceability of netting. Substantially all netting of cash collateral received and paid is against OTC derivative assets and liabilities, respectively.

(c) Credit Derivatives

The Company trades a range of credit derivatives. Through these contracts, CGMI either purchases or writes protection on either a single name or a portfolio of reference credits. CGMI also uses credit derivatives to help mitigate credit risk in its trading account portfolios and other cash positions and to facilitate client transactions.

The range of credit derivatives entered into includes credit default swaps, total return swaps and credit options.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a predefined credit event on a reference entity. These credit events are defined by the terms of the derivative contract and the reference entity and are generally limited to the market standard of failure to pay on indebtedness and bankruptcy of the reference entity and, in a more limited range of transactions, debt restructuring. In certain transactions, protection may be provided on a portfolio of reference entities or asset-backed securities. If there is no credit event, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer. Under certain contracts, the seller of protection may not be required to make a payment until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

A total return swap typically transfers the total economic performance of a reference asset, which includes all associated cash flows, as well as capital appreciation or depreciation. The protection buyer receives a floating rate of interest and any depreciation on the reference asset from the protection seller and, in return, the protection seller receives the cash flows associated with the reference asset plus any appreciation. Thus, according to the total return swap agreement, the protection seller will be obligated to make a payment any time the floating interest rate payment plus any depreciation of the reference asset exceeds the cash flows associated with the underlying asset. A total return swap may terminate upon a default of the reference asset or a credit event with respect to the reference entity, subject to the provisions of the related total return swap agreement between the protection seller and the protection buyer.

A credit option is a credit derivative that allows investors to trade or hedge changes in the credit quality of a reference entity. For example, in a credit spread option, the option writer assumes the obligation to purchase or sell credit protection on the reference entity at a specified "strike" spread level. The option purchaser buys the right to sell credit default protection on the reference entity to, or purchase it from, the option writer at the strike spread level. The payments on credit spread options depend either on a particular credit spread or the price of the underlying credit-sensitive asset or other reference entity. The options usually terminate if a credit event occurs with respect to the underlying reference entity.

The following table summarizes the key characteristics of CGMI's credit derivatives portfolio by counterparty and derivative form.

		Fair values		Notionals	
In millions of dollars at December 31, 2023		Receivable[1]	Payable[2]	Protection purchased	Protection sold
By instrument:					
Credit default swaps and options	$	1,576	1,551	39,420	35,218
Total return swaps and other		251	179	5,243	2,644
Total by instrument	$	1,827	1,730	44,663	37,862
By rating of reference entity:					
Investment grade	$	566	541	31,293	22,874
Non-investment grade		1,261	1,189	13,370	14,988
Total by rating of reference entity	$	1,827	1,730	44,663	37,862
By maturity:					
Within 1 year	$	174	137	4,517	3,509
From 1 to 5 years		581	610	25,041	21,659
After 5 years		1,072	983	15,105	12,694
Total by maturity	$	1,827	1,730	44,663	37,862

(1) The fair value amount receivable is composed of $1,113 million under protection purchased and $714 million under protection sold.

(2) The fair value amount payable is composed of $733 million under protection purchased and $997 million under protection sold.

Fair values included in the above table are prior to application of any netting agreements and cash collateral. For notional amounts, CGMI generally has a mismatch between the total notional amounts of protection purchased and sold, and it may hold the reference assets directly rather than entering into offsetting credit derivative contracts as and when desired. The open risk exposures from credit derivative contracts are largely matched after certain cash positions in reference assets are considered and after notional amounts are adjusted, either to a duration-based equivalent basis or to reflect the level of subordination in tranched structures. The ratings of the credit derivatives portfolio presented in the table and used to evaluate payment/performance risk are based on the assigned internal or external ratings of the reference asset or entity. Where external ratings are used, investment-grade ratings are considered to be "Baa/BBB" and above, while anything below is considered non-investment grade. CGMI's internal ratings are in line with the related external rating system.

CGMI evaluates the payment/performance risk of the credit derivatives for which it stands as a protection seller based on the credit rating assigned to the underlying reference credit. Credit derivatives written on an underlying non-investment-grade reference entity represent greater payment risk to the Company. The non-investment-grade category in the table above also includes credit derivatives where the underlying reference entity has been downgraded subsequent to the inception of the derivative.

The maximum potential amount of future payments under credit derivative contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the notional amount for credit protection sold is not representative of the actual loss exposure based on historical

experience. This amount has not been reduced by the value of the reference assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event occur, the Company usually is liable for the difference between the protection sold and the value of the reference assets. Furthermore, the notional amount for credit protection sold has not been reduced for any cash collateral paid to a given counterparty, as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures alone is not possible. The Company actively monitors open credit-risk exposures and manages this exposure by using a variety of strategies, including purchased credit derivatives, cash collateral or direct holdings of the referenced assets. This risk mitigation activity is not captured in the table above.

(9) Concentrations of Credit Risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any individual creditor and monitors this exposure on a continuous basis. At December 31, 2023, the Company's most significant concentration of credit risk was with the U.S. government and its agencies. The Company's exposure, which primarily results from trading assets issued by the U.S. government and its agencies, amounted to $168.9 billion at December 31, 2023.

(10) Fair Value Measurement

ASC 820-10, *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and therefore represents an exit price. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Under ASC 820-10, the probability of counterparty default is factored into the valuation of derivatives and other positions, and the impact of CGMI's own credit risk is factored into the valuation of derivatives and other liabilities that are measured at fair value.

(a) Fair Value Hierarchy

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and value drivers are *observable* in the market.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The fair value hierarchy classification approach typically

utilizes rules-based and data-driven criteria to determine whether an instrument is classified as Level 1, Level 2 or Level 3:

- The determination of whether an instrument is quoted in an active market and therefore considered a Level 1 instrument is based upon the frequency of observed transactions and the quality of independent market data available on the measurement date.
- A Level 2 classification is assigned where there is observability of prices/market inputs to models, or where any unobservable inputs are not significant to the valuation. The determination of whether an input is considered observable is based on the availability of independent market data and its corroboration, for example through observed transactions in the market.
- Otherwise, an instrument is classified as Level 3.

(b) Determination of Fair Value

For assets and liabilities carried at fair value, the Company measures fair value using the procedures set out below, irrespective of whether the assets and liabilities are measured at fair value as a result of an election, or because they are required to be measured at fair value.

When available, the Company uses quoted market prices from active markets to determine fair value and classifies such items as Level 1. In some specific cases where a market price is available, the Company will apply practical expedients (such as matrix pricing) to calculate fair value, in which case the items may be classified as Level 2.

The Company may also apply a price-based methodology that utilizes, where available, quoted prices or other market information obtained from recent trading activity in positions with the same or similar characteristics to the position being valued. If relevant and observable prices are available, those valuations may be classified as Level 2. However, when there are one or more significant unobservable "price" inputs, those valuations will be classified as Level 3. Furthermore, when a quoted price is considered stale, a significant adjustment to the price of a similar security necessary to reflect differences in the terms of the actual security being valued, or alternatively, when prices from independent sources are insufficient to corroborate a valuation, the "price" inputs are considered unobservable and the fair value measurements are classified as Level 3.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based parameters, such as interest rates, currency rates and option volatilities. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendor and broker valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models, and the Company assesses the quality and relevance of this information in determining the estimate of fair value. The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

(c) Market Valuation Adjustments

Credit valuation adjustments (CVA) and funding valuation adjustments (FVA) are designed to incorporate a market view of the credit and funding risk, respectively, inherent in the derivative

portfolio. However, most unsecured derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually or, if terminated early, are terminated at a value negotiated bilaterally between the parties. Thus, the CVA and FVA may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of these adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit or funding risk associated with the derivative instruments.

A contra-asset of $5 million and a contra-liability of $8 million were recorded as CVA and FVA applied to the fair value of derivative instruments at December 31, 2023.

(d) Securities Borrowed and Purchased Under Agreements to Resell and Securities Loaned and Sold Under Agreements to Repurchase

No quoted prices exist for these instruments, since fair value is determined using a discounted cash flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivatives or other features. These cash flows are discounted using interest rates appropriate to the maturity of the instrument as well as the nature of the underlying collateral. Generally, when such instruments are recorded at fair value, they are classified within Level 2 of the fair value hierarchy, as the inputs used in the valuation are readily observable. However, certain long-dated positions are classified within Level 3 of the fair value hierarchy.

(e) Trading Account Assets and Liabilities—Trading Securities

When available, the Company uses quoted market prices in active markets to determine the fair value of trading securities; such items are classified within Level 1 of the fair value hierarchy. Examples include government securities and exchange-traded equity securities.

For bonds traded over the counter, the Company generally determines fair value utilizing various valuation techniques, including discounted cash flows, price-based and internal models. Fair value estimates from these internal valuation techniques are verified, where possible, to prices obtained from independent sources, including third-party vendors. A price-based methodology utilizes, where available, quoted prices or other market information obtained from recent trading activity of instruments with similar characteristics to the bond being valued. The yields used in discounted cash flow models are derived from the same price information. Trading securities priced using such methods are generally classified as Level 2. However, when the primary inputs to the valuation are unobservable, or prices from independent sources are insufficient to corroborate valuation, a security is generally classified as Level 3. Fair value estimates from these internal valuation techniques are verified, where possible, to prices obtained from independent sources, including third-party vendors.

For most of the subprime mortgage backed security (MBS) exposures, fair value is determined utilizing observable transactions where available, or other valuation techniques such as discounted cash flow analysis utilizing valuation assumptions derived from similar, more observable securities as market proxies. The valuation of certain asset-backed security (ABS) CDO positions is inferred through the net asset value of the underlying assets of the ABS CDO.

(f) Trading Account Assets and Liabilities—Derivatives

Exchange-traded derivatives, measured at fair value using quoted (i.e., exchange) prices in active markets, where available, are classified as Level 1 within the fair value hierarchy.

Derivatives without a quoted price in an active market and derivatives executed over the counter are valued using internal valuation techniques. These derivative instruments are classified as either Level 2 or Level 3 depending on the observability of the significant inputs to the valuation.

The valuation techniques depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows and internal models, such as derivative pricing models (e.g., Black-Scholes and Monte Carlo simulations).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, volatilities and correlation.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2023. The Company may hedge positions that have been classified in the Level 3 category with other financial instruments (hedging instruments) that may be classified as Level 3, but also with financial instruments classified as Level 1 or Level 2. The effects of these hedges are presented gross in the following tables:

Fair Value Levels

In millions of dollars at December 31, 2023	Level 1	Level 2	Level 3	Gross inventory	Netting[(1)]	Net balance
Assets						
Securities borrowed and purchased under agreements to resell	$ —	$ 200,646	$ —	$ 200,646	$ (103,192)	$ 97,454
Trading securities:						
Trading mortgage-backed securities:						
U.S. government-sponsored agency guaranteed	—	79,790	580	80,370	—	80,370
Residential	—	374	75	449	—	449
Commercial	—	462	202	664	—	664
Total trading mortgage-backed securities	—	80,626	857	81,483	—	81,483
U.S. Treasury and federal agency securities	86,414	2,098	8	88,520	—	88,520
State and municipal securities	—	442	3	445	—	445
Foreign government securities	88	370	—	458	—	458
Corporate debt securities	—	6,350	107	6,457	—	6,457
Equity securities	8,368	18	99	8,485	—	8,485
Asset-backed securities	—	992	422	1,414	—	1,414
Other debt securities	—	—	4	4	—	4
Total trading securities	94,870	90,896	1,500	187,266	—	187,266
Trading derivatives:						
Equity contracts	—	20,705	216	20,921		
Interest rate contracts	31	10,540	50	10,621		
Credit derivatives	—	1,729	98	1,827		
Foreign exchange contracts	—	7	10	17		
Commodity contracts	—	2	—	2		
Total trading derivatives—before netting and collateral	31	32,983	374	33,388		
Netting agreements					(30,562)	
Netting of cash collateral received					(393)	
Total trading derivatives—after netting and collateral	31	32,983	374	33,388	(30,955)	2,433

Table continues on the next page.

In millions of dollars at December 31, 2023	**Level 1**	**Level 2**	**Level 3**	**Gross inventory**	**Netting**[(1)]	**Net balance**
Securities received as collateral	4,267	23	—	4,290		4,290
Investments - Non-marketable equity securities	—	—	93	93		93
Total assets	$ 99,168	$ 324,548	$ 1,967	$ 425,683	$ (134,147)	$ 291,536
Total as a percentage of gross assets [(2)]	23.3%	76.2%	0.5%			
Liabilities						
Securities loaned and sold under agreements to repurchase	$ —	$ 31,230	$ 376	$ 31,606	$ (21,350)	$ 10,256
Trading account liabilities:						
Securities sold, not yet purchased [(3)]	38,293	5,473	16	43,782	—	43,782
Trading derivatives:						
Equity contracts	—	22,055	196	22,251		
Interest rate contracts	37	14,343	140	14,520		
Credit derivatives	—	1,640	90	1,730		
Foreign exchange contracts	—	1	14	15		
Commodity contracts	—	—	—	—		
Total trading derivatives—before netting and collater:	37	38,039	440	38,516		
Netting agreements					(30,562)	
Netting of cash collateral paid					(4,478)	
Total trading derivatives—after netting and collateral	37	38,039	440	38,516	(35,040)	3,476
Obligations to return securities received as collateral	4,267	23	—	4,290	—	4,290
Total liabilities	$ 42,597	$ 74,765	$ 832	$ 118,194	$ (56,390)	$ 61,804
Total as a percentage of gross liabilities [(2)]	36.0%	63.3%	0.7%			

(1) Represents netting of (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase and (ii) derivative exposures covered by a qualifying master netting agreement and cash collateral offsetting.

(2) Because the amount of the cash collateral paid/received has not been allocated to the Level 1, 2 and 3 subtotals, these percentages are calculated based on total assets and liabilities measured at fair value on a recurring basis, excluding the cash collateral paid/received on derivatives.

(3) Securities sold, not yet purchased includes U.S. government and government agency securities, equity securities, corporate debt securities, foreign government securities and other debt securities.

Valuation Techniques and Inputs for Level 3 Fair Value Measurements

The Company's Level 3 inventory consists of both cash instruments and derivatives of varying complexity. The following table presents the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements. Methodologies are applied consistently. Differences between this table and the Fair Value Levels tables represent individually immaterial items that have been measured using a variety of valuation techniques other than those listed.

As of December 31, 2023	**Fair Value (1)** *(In millions)*	**Methodology**	**Input**	**Low (2)(3)**	**High (2)(3)**	**Weighted Average (4)**
Assets:						
Mortgage-backed securities	$ 456	Price-based	Price	$ 1.06	$ 133.60	$ 36.23
	401	Yield analysis	Yield	4.63%	19.08%	8.93%
State and municipal, foreign government, and corporate debt securities	120	Price-based	Price	$ 1.00	$ 111.50	$ 69.53
Marketable equity securities (5)	99	Price-based	Price	$ —	$ 12,189.17	$ 213.10
			Appraised value	$ 4,380,000	$ 19,920,921	$ 17,212,339
Asset-backed securities	365	Price-based	Price	$ 2.41	$ 129.00	$ 59.36
	57	Yield analysis	Yield	5.93%	18.86%	8.57%
Non-marketable equity securities	93	Comparables analysis	PE ratio	9.30x	9.30x	9.30x
Derivatives – gross (6)						
Interest rate contracts (gross)	128	Model-based	IR normal volatility	0.34%	1.57%	0.92%
	61	Price-based	Price	$ 78.09	$ 96.90	$ 82.58
Equity contracts (gross)	400	Model-based	Equity volatility	14.81%	77.71%	45.00%
Foreign exchange contracts (gross)	24	Model-based	FX rate	$ 3.56	$ 28.13	$ 13.17
Credit derivatives (gross)	186	Price-based	Price	$ 10.50	$ 96.53	$ 73.85
			Upfront points	3.76%	86.86%	31.86%
Liabilities:						
Securities loaned and sold under agreements to repurchase	376	Model-based	Interest rate	3.92%	5.27%	3.96%
Securities sold, not yet purchased	8	Price-based	Price	$ —	$ 125.72	$ 28.25
	7	Yield analysis	Yield	7.46%	7.46%	7.46%

(1) The table above includes the fair values for the items listed and may not foot to the total population for each category.
(2) Some inputs are shown as zero due to rounding.
(3) When the low and high inputs are the same, there is either a constant input applied to all positions, or the methodology involving the input applies to only one large position.
(4) Weighted averages are calculated based on the fair values of the instruments.
(5) For equity securities, the price inputs are expressed on an absolute basis, not as a percentage of the notional amount.
(6) Trading account derivatives—assets and liabilities—are presented on a gross absolute value basis.

Uncertainty of Fair Value Measurements Relating to Unobservable Inputs

Valuation uncertainty arises when there is insufficient or dispersed market data to allow a precise determination of the exit value of a fair-valued position or portfolio in today's market. This is especially prevalent in Level 3 fair value instruments, where uncertainty exists in valuation inputs that may be both unobservable and significant to the instrument's (or portfolio's) overall fair value measurement. The uncertainties associated with key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the uncertainty on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability.

For certain instruments, the pricing, hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs.

The following section describes some of the most significant unobservable inputs used by the Company in Level 3 fair value measurements.

(a) Volatility

Volatility represents the speed and severity of market price changes and is a key factor in pricing options. Volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable and need to be estimated using alternative methods, such as comparable instruments, historical analysis or other sources of market information This leads to uncertainty around the final fair value measurement of instruments with unobservable volatilities.

The general relationship between changes in the value of an instrument (or a portfolio) to changes in volatility also depends on changes in interest rates and the level of the underlying index. Generally, long option positions (assets) benefit from increases in volatility, whereas short option positions (liabilities) will suffer losses. Some instruments are more sensitive to changes in volatility than others. For example, an at-the-money option would experience a greater percentage change in its fair value than a deep-in-the-money option. In addition, the fair value of an option with more than one underlying security (e.g., an option on a basket of equities) depends on the volatility of the individual underlying securities as well as their correlations.

(b) Yield

In some circumstances, the yield of an instrument is not observable in the market and must be estimated from historical data or from yields of similar securities. This estimated yield may need to be adjusted to capture the characteristics of the security being valued. Whenever the amount of the adjustment is significant to the value of the security, the fair value measurement is classified as Level 3.

Adjusted yield is generally used to discount the projected future principal and interest cash flows on instruments, such as asset-backed securities. Adjusted yield is impacted by changes in the interest rate environment and relevant credit spreads.

(c) Prepayment

Voluntary unscheduled payments (prepayments) change the future cash flows for the investor and thereby change the fair value of the security. The effect of prepayments is more pronounced for residential mortgage-backed securities. Prepayment is generally negatively correlated with delinquency and interest rate. A combination of low prepayments and high delinquencies amplifies each input's negative impact on a mortgage security's valuation. As prepayment speeds change, the weighted-average life of the security changes, which impacts the valuation either positively or negatively, depending upon the nature of the security and the direction of the change in the weighted-average life.

(d) Upfront Points

The upfront points paid between a protection buyer and seller when entering a CDS on ABS contract is primarily dependent upon each counterparties view of principal and interest shortfalls the reference obligation will incur in the future. The wide range of points up front is reflective of the fundamental differences between the reference obligations such as their position in the capital structure, maturity, and the credit quality of the collateral assets.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The following table presents the carrying value and fair value of CGMI's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the tables above.

The disclosure also excludes leases, affiliate investments and tax-related items. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument. In addition, the table excludes the values of non-financial assets and liabilities, as well as a wide range of relationship and intangible values, which are integral to a full assessment of CGMI's financial position and the value of its net assets.

Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality and market perceptions of value, and as existing assets and liabilities run off and new transactions are entered into.

	December 31, 2023		Estimated fair value		
In billions of dollars	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Assets:					
Collateralized short-term financing agreements	$ 128.1	$ 128.1	$ —	$ 128.1	$ —
Brokerage receivables	40.7	40.7	—	18.7	22.0
Other financial assets [(1)]	14.0	14.0	3.4	4.2	6.4
Liabilities:					
Collateralized short-term financing agreements	$ 287.8	$ 287.8	$ —	$ 287.8	$ —
Brokerage payables	65.4	65.4	—	—	65.4
Long-term debt and subordinated indebtedness	35.1	35.1	—	25.2	9.9
Other financial liabilities [(2)]	11.9	11.9	—	9.6	2.3

(1) Includes cash, cash segregated under federal and other regulations and other financial instruments included in *Other assets* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

(2) Includes short term borrowings and other financial instruments included in *Other liabilities* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

(11) Collateral, Guarantees and Commitments

Collateral

At December 31, 2023, the approximate fair value of securities collateral received by CGMI that may be resold or repledged, excluding the impact of allowable netting, was $424.5 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, securities for securities lending transactions, derivative transactions and margined broker loans.

At December 31, 2023, a substantial portion of the collateral received by CGMI had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities lendings, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Guarantees and Indemnifications

Representation and Warranty Indemnifications
In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications, including indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed, due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses, and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. As a result, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2023 for potential obligations that could arise from these indemnifications provided by the Company.

Value-Transfer Networks (Including Exchanges and Clearing Houses) (VTNs)
The Company is a member of, or shareholder in, a number of value-transfer networks (VTNs) (payment, clearing and settlement systems as well as exchanges). As a condition of membership, many of these VTNs require that members stand ready to pay a pro rata share of the losses incurred by the organization due to another member's default on its obligations. CGMI's potential obligations may be limited to its membership interests in the VTNs, contributions to the VTN's funds, or, in certain narrow cases, to the full pro rata share. At December 31, 2023, CGMI had $15.8 billion in capped contingent liquidity facilities with VTNs. The maximum exposure is difficult to estimate as this would require an assessment of claims that have not yet occurred; however, CGMI believes the risk of loss is remote given historical experience with the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2023 for potential obligations that could arise from CGMI's involvement with VTN associations.

Futures and Over-the-Counter Derivatives Clearing
CGMI provides clearing services on central clearing parties (CCP) for clients that need to clear exchange-traded and over-the-counter (OTC) derivatives contracts with CCPs. Based on all relevant facts and circumstances, CGMI has concluded that it acts as an agent for accounting purposes in its role as clearing member for these client transactions. As such, CGMI does not reflect the underlying exchange-traded or OTC derivatives contracts in its Consolidated Statement of Financial Condition. See Note 8 for a discussion of CGMI's derivatives activities that are reflected in its Consolidated Statement of Financial Condition.

As a clearing member, CGMI collects and remits cash and securities collateral (margin) between its clients and the respective CCP. In certain circumstances, CGMI collects a higher amount of cash (or securities) from its clients than it needs to remit to the CCPs. This excess cash is then held at customer segregated depository institutions such as banks or custodians.

There are two types of margin: initial and variation. Where CGMI obtains benefits from or controls cash initial margin (e.g., retains an interest spread), cash initial margin collected from clients and remitted to the CCP or depository institutions is reflected within *Brokerage payables* (payables to customers) and *Brokerage*

receivables (receivables from brokers, dealers and clearing organizations) or *Cash segregated under federal and other regulations*, respectively.

However, for exchange-traded and OTC-cleared derivatives contracts where CGMI does not obtain benefits from or control the client cash balances, the client cash initial margin collected from clients and remitted to the CCP or depository institutions is not reflected on CGMI's Consolidated Statement of Financial Condition. These conditions are met when CGMI has contractually agreed with the client that (i) CGMI will pass through to the client all interest paid by the CCP or depository institutions on the cash initial margin, (ii) CGMI will not utilize its right as a clearing member to transform cash margin into other assets, (iii) CGMI does not guarantee and is not liable to the client for the performance of the CCP or the depository institution and (iv) the client cash balances are legally isolated from CGMI's bankruptcy estate. The total amount of cash initial margin collected and remitted in this manner was approximately $11.7 billion as of December 31, 2023.

Variation margin due from clients to the respective CCP, or from the CCP to clients, reflects changes in the value of the client's derivative contracts for each trading day. As a clearing member, CGMI is exposed to the risk of non-performance by clients (e.g., failure of a client to post variation margin to the CCP for negative changes in the value of the client's derivative contracts). In the event of non-performance by a client, CGMI would move to close out the client's positions. The CCP would typically utilize initial margin posted by the client and held by the CCP, with any remaining shortfalls required to be paid by CGMI as clearing member. CGMI generally holds incremental cash or securities margin posted by the client, which would typically be expected to be sufficient to mitigate CGMI's credit risk in the event that the client fails to perform.

As required by ASC 860-30-25-5, securities collateral posted by clients is not recognized on CGMI's Consolidated Statement of Financial Condition.

FICC Sponsored Member Repo Program
CGMI acts as a sponsoring member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC) to clear eligible resale and repurchase agreements on behalf of its clients that become sponsored members of the FICC. CGMI, as sponsoring member, is required to provide a guarantee to the FICC with respect to the prompt payment and performance of its sponsored members. At December 31, 2023, CGMI had $27.7 billion in guarantees to the Fixed Income Clearing Corporation under the sponsored member repo program. Because CGMI obtains a security interest in the cash or high-quality securities collateral that the clients place with the clearing house, CGMI expects the risk of loss from this guarantee to be remote. See Note 4 for additional information on CGMI's resale and repurchase agreements, including risk mitigation practices for these transactions.

Margin Loan Indemnifications
At December 31, 2023, CGMI had $740 million in margin loan indemnification agreements. The commitment to potentially indemnify does not relate to a loan on CGMI's Consolidated Statement of Financial Condition, nor a commitment to extend a loan. The contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. As a result, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2023 for potential obligations that could arise from these indemnifications provided by the Company.

Unsettled Reverse Repurchase and Securities Borrowing Agreements and Unsettled Repurchase and Securities Lending Agreements
In addition, in the normal course of business, CGMI enters into reverse repurchase and securities borrowing agreements, as well as repurchase and securities lending agreements, which settle at a future date. At

December 31, 2023, CGMI had approximately $35.4 billion of unsettled reverse repurchase and securities borrowing agreements, and approximately $43.0 billion of unsettled repurchase and securities lending agreements. See Note 4 for a further discussion of securities purchased under agreements to resell and securities borrowed, and securities sold under agreements to repurchase and securities loaned, including the Company's policy for offsetting repurchase and reverse repurchase agreements.

Other Financing Commitments

Other CGMI financing commitments of $3.0 billion at December 31, 2023 include commitments to enter into collateralized financing transactions.

(12) Related Party Transactions

CFPI, an indirect, wholly owned subsidiary of Citigroup, owns 100% of the outstanding common stock of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and Citigroup and/or their affiliates.

Detailed below is a summary of the Company's transactions with other Citigroup affiliates, which are included in the accompanying Consolidated Statement of Financial Condition. These amounts exclude intra-CGMI balances that eliminate in consolidation.

Statement of Financial Condition Items
In millions of dollars at December 31, 2023

Assets:		
Cash	$	477
Cash segregated under federal and other regulations		6,824
Securities borrowed and purchased under agreements to resell		81,721
Derivatives		66
Securities received as collateral, at fair value		4,290
Brokerage receivables		2,300
Other assets		839
Total assets	$	96,517
Liabilities:		
Securities loaned and sold under agreements to repurchase	$	113,044
Derivatives		129
Brokerage payables		20,647
Other liabilities		1,823
Long-term debt (1)		18,705
Subordinated indebtedness (1)		15,945
Total liabilities	$	170,293

(1) See Note 5.

Incentive Plans and Retirement Benefits
As discussed in Note 2, the Company participates in various Citigroup stock-based compensation programs under which Citigroup stock or stock options are granted to certain of the Company's employees. The Company has no stock-based compensation programs in which its own stock is granted. The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. As discussed in Note 2, the Company participates in several non-contributory defined-benefit pension plans and a defined-contribution plan sponsored by Citigroup covering certain eligible employees.

Citigroup's Resolution Plan
Citi is required under Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules promulgated by the Federal Deposit Insurance Corporation (FDIC) and Federal Reserve Board (FRB) to periodically submit a plan for Citi's rapid and orderly resolution under the U.S. Bankruptcy Code in the event of material financial distress or failure.

Under Citi's preferred "single point of entry" resolution plan strategy, only Citigroup, the parent holding company, would enter into bankruptcy, while Citigroup's material legal entities (as defined in the public section of its 2023 resolution plan, which can be found on the FRB's and FDIC's websites) would remain operational outside of any resolution or insolvency proceedings.

As previously disclosed, in response to feedback received from the FRB and FDIC, Citigroup executed an inter-affiliate agreement with Citicorp, Citigroup's operating material legal entities and certain other affiliated entities pursuant to which Citicorp is required to provide liquidity and capital support to Citigroup's operating material legal entities (including CGMI) in the event Citigroup were to enter bankruptcy proceedings.

CGMI Tax-Sharing Agreement
As discussed in Note 3, CGMI is included in the Citigroup consolidated federal tax return and is a party to a tax-sharing agreement with Citigroup. Settlements between CGMI and Citigroup of current taxes occur throughout the year. CGMI also files its consolidated and combined state income tax returns with Citigroup and/or others of its subsidiaries.

Other Intercompany Agreements
Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including cash management, data processing, telecommunications, payroll processing, payroll tax related to salaries, and administration, facilities procurement, underwriting and others.

(13) Contingencies

Accounting and Disclosure Framework

ASC 450 governs the disclosure and recognition of loss contingencies, including potential losses from litigation, regulatory, tax, and other matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter including the role of the relevant Citigroup legal entity. Because specific loss contingency matters may involve multiple Citigroup legal entities and are not solely related to one legal entity, this process requires management to make certain estimates and judgments that affect the Company's Consolidated Statement of Financial Condition.

Accruals. ASC 450 requires accrual for a loss contingency when it is "probable that one or more future events will occur confirming the fact of loss" *and* "the amount of the loss can be reasonably estimated." In accordance with ASC 450, Citigroup establishes accruals for contingencies, including any litigation, regulatory or tax matters disclosed herein, when Citigroup believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued, unless some higher amount within the range is a better estimate than any other amount within the range. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be substantially higher or lower than the amounts accrued for those matters.

Disclosure. ASC 450 requires disclosure of a loss contingency if "there is at least a reasonable possibility that a loss or an additional loss may have been incurred" *and* there is no accrual for the loss because the conditions described above are not met or an exposure to loss exists in excess of the amount accrued. In accordance with ASC 450, if Citigroup has not accrued for a matter because Citigroup believes that a loss is reasonably possible but not probable, or that a loss is probable but not reasonably estimable, and the reasonably possible loss is material, it discloses the loss contingency. In addition, Citigroup discloses matters for which it has accrued if it believes a reasonably possible exposure to material loss exists in excess of the amount accrued. In accordance with ASC 450, Citigroup's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters as to which an estimate can be made. ASC 450 does not require disclosure of an estimate of the reasonably possible loss or range of loss where an estimate cannot be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Litigation, Regulatory and Other Contingencies

Overview. In addition to the matters described below, in the ordinary course of business, CGMI, its parent entity Citigroup, its affiliates and subsidiaries, and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as Citigroup and Related Parties) routinely are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of consumer protection, securities, banking, antifraud, antitrust, anti-money laundering, employment, and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for

substantial or indeterminate compensatory or punitive damages, or for injunctive relief, and in some instances seek recovery on a class-wide basis.

In the ordinary course of business, Citigroup and Related Parties also are subject to governmental and regulatory examinations, information-gathering requests, investigations, and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. In addition, Citigroup is a bank holding company, and certain affiliates of CGMI are banks, registered broker-dealers, futures commission merchants, investment advisors or other regulated entities and, in those capacities, are subject to regulation by various U.S., state, and foreign securities, banking, commodity futures, consumer protection, and other regulators. In connection with formal and informal inquiries by these regulators, Citigroup and such affiliates and subsidiaries receive numerous requests, subpoenas, and orders seeking documents, testimony, and other information in connection with various aspects of their regulated activities. From time to time Citigroup and Related Parties also receive grand jury subpoenas and other requests for information or assistance, formal or informal, from federal or state law enforcement agencies including, among others, various United States Attorneys' Offices, the Money Laundering and Asset Recovery Section and other divisions of the Department of Justice, the Financial Crimes Enforcement Network of the United States Department of the Treasury, and the Federal Bureau of Investigation relating to Citigroup and its customers.

Because of the global scope of Citigroup's operations and its presence in countries around the world, Citigroup and Related Parties are subject to litigation and governmental and regulatory examinations, information-gathering requests, investigations, and proceedings (both formal and informal) in multiple jurisdictions with legal, regulatory, and tax regimes that may differ substantially, and present substantially different risks, from those Citigroup and Related Parties are subject to in the United States. In some instances, Citigroup and Related Parties may be involved in proceedings involving the same subject matter in multiple jurisdictions, which may result in overlapping, cumulative or inconsistent outcomes.

Citigroup and CGMI seek to resolve all litigation, regulatory, tax, and other matters in the manner management believes is in the best interests of Citigroup and its shareholders, and contests liability, allegations of wrongdoing, and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

Inherent Uncertainty of the Matters Disclosed. Certain of the matters disclosed below involve claims for substantial or indeterminate damages. The claims asserted in these matters typically are broad, often spanning a multiyear period and sometimes a wide range of business activities, and the plaintiffs' or claimants' alleged damages frequently are not quantified or factually supported in the complaint or statement of claim. Other matters relate to regulatory investigations or proceedings, as to which there may be no objective basis for quantifying the range of potential fine, penalty or other remedy. As a result, Citigroup is often unable to estimate the loss in such matters, even if it believes that a loss is probable or reasonably possible, until developments in the case, proceeding or investigation have yielded additional information sufficient to support a quantitative assessment of the range of reasonably possible loss. Such developments may include, among other things, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and engagement in settlement negotiations.

Depending on a range of factors, such as the complexity of the facts, the novelty of the legal theories, the pace of discovery, the court's scheduling order, the timing of court decisions, and the adverse party's, regulator's or other authority's willingness to negotiate in good faith toward a resolution, it may be months

or years after the filing of a case or commencement of a proceeding or an investigation before an estimate of the range of reasonably possible loss can be made.

Matters as to Which an Estimate Can Be Made. For some of the matters disclosed below, Citigroup is currently able to estimate a reasonably possible loss or range of loss in excess of amounts accrued (if any). For some of the matters included within this estimation, an accrual has been made because a loss is believed to be both probable and reasonably estimable, but a reasonably possible exposure to loss exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, although estimable, is believed to be reasonably possible, but not probable; in these cases, the estimate reflects the reasonably possible loss or range of loss.

These estimates are based on currently available information. As available information changes, the matters for which Citigroup is able to estimate will change, and the estimates themselves will change. In addition, while many estimates presented in financial statements and other financial disclosures involve significant judgment and may be subject to significant uncertainty, estimates of the range of reasonably possible loss arising from litigation, regulatory, and tax proceedings are subject to particular uncertainties. For example, at the time of making an estimate, (i) Citigroup may have only preliminary, incomplete or inaccurate information about the facts underlying the claim, (ii) its assumptions about the future rulings of the court, other tribunal or authority on significant issues, or the behavior and incentives of adverse parties, regulators or other authorities, may prove to be wrong and (iii) the outcomes it is attempting to predict are often not amenable to the use of statistical or other quantitative analytical tools. In addition, from time to time an outcome may occur that Citigroup had not accounted for in its estimate because it had deemed such an outcome to be remote. For all of these reasons, the amount of loss in excess of amounts accrued in relation to matters for which an estimate has been made could be substantially higher or lower than the range of loss included in the estimate.

Matters as to Which an Estimate Cannot Be Made. For other matters disclosed below, Citigroup is not currently able to estimate the reasonably possible loss or range of loss. Many of these matters remain in very preliminary stages (even in some cases where a substantial period of time has passed since the commencement of the matter), with few or no substantive legal decisions by the court, tribunal or other authority defining the scope of the claims, the class (if any) or the potentially available damages or other exposure, and fact discovery is still in progress or has not yet begun. In many of these matters, Citigroup has not yet answered the complaint or statement of claim or asserted its defenses, nor has it engaged in any negotiations with the adverse party (whether a regulator, taxing authority or private party). For all these reasons, Citigroup cannot at this time estimate the reasonably possible loss or range of loss, if any, for these matters.

Opinion of Management as to Eventual Outcome. Subject to the foregoing, it is the opinion of Citigroup's management, based on current knowledge and after taking into account its current accruals, that the eventual outcome of all matters described in this Note would not likely have a material adverse effect on the consolidated financial condition of CGMI.

Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on CGMI's consolidated results of operations or cash flows in particular quarterly or annual periods.

Foreign Exchange Litigation

In 2015, a putative class of consumers and businesses in the U.S. who directly purchased supracompetitive foreign currency at benchmark exchange rates filed an action against Citigroup and other defendants, captioned NYPL v. JPMORGAN CHASE & CO., ET AL., in the United States District Court for the Northern District of California (later transferred to the United States District Court for the Southern District of New York). Subsequently, plaintiffs filed an amended class action complaint against Citigroup, Citibank, and Citicorp as defendants. Plaintiffs allege that they suffered losses as a result of defendants' alleged manipulation of, and collusion with respect to, the foreign exchange market. Plaintiffs assert claims under federal and California antitrust and consumer protection laws, and seek compensatory damages, treble damages, and declaratory and injunctive relief. On March 8, 2022, the court denied plaintiffs' motion for class certification. On March 30, 2023, the court granted defendants' motion for summary judgment and dismissed all remaining claims. On April 13, 2023, plaintiffs appealed the district court's decision to the United States Court of Appeals for the Second Circuit. Additional information concerning this action is publicly available in court filings under the docket numbers 15-CV-2290 (N.D. Cal.) (Chhabria, J.), 15-CV-9300 (S.D.N.Y.) (Schofield, J.), 22-698 (2d Cir.), and 23-619 (2d Cir.).

In 2019, two applications, captioned MICHAEL O'HIGGINS FX CLASS REPRESENTATIVE LIMITED v. BARCLAYS BANK PLC AND OTHERS and PHILLIP EVANS v. BARCLAYS BANK PLC AND OTHERS, were made to the U.K.'s Competition Appeal Tribunal requesting permission to commence collective proceedings against Citigroup, Citibank, and other defendants. The applications seek compensatory damages for losses alleged to have arisen from the actions at issue in the European Commission's foreign exchange spot trading infringement decision (European Commission Decision of May 16, 2019 in Case AT.40135-FOREX (Three Way Banana Split) C(2019) 3631 final). After claimants appealed the U.K. Competition Appeal Tribunal's judgment on certification, the Court of Appeal issued a judgment on November 9, 2023, that the U.K. Competition Appeal Tribunal should not have declined to certify the proceedings. In December 2023, Citigroup, Citibank and the other defendants applied to the U.K.'s Supreme Court for permission to appeal the Court of Appeal's judgment. Additional information concerning these actions is publicly available in court filings under the case numbers 1329/7/7/19 and 1336/7/7/19 in the U.K. Competition Appeal Tribunal, CA-2022-002002 and CA-2022-002003 in the Court of Appeal, and UKSC 2023/0177 in the U.K. Supreme Court.

In 2019, a putative class action was filed against Citibank and other defendants, captioned J WISBEY & ASSOCIATES PTY LTD v. UBS AG & ORS, in the Federal Court of Australia. Plaintiffs allege that defendants manipulated the foreign exchange markets. Plaintiffs assert claims under antitrust laws, and seek compensatory damages and declaratory and injunctive relief. Additional information concerning this action is publicly available in court filings under the docket number VID567/2019.

In 2019, two motions for certification of class actions filed against Citigroup, Citibank, Citicorp, and other defendants were consolidated, under the caption GERTLER, ET AL. v. DEUTSCHE BANK AG, in the Tel Aviv Central District Court in Israel. Plaintiffs allege that defendants manipulated the foreign exchange markets. In August 2021, Citibank's motion to dismiss plaintiffs' petition for certification was denied. In April 2022, the Supreme Court of Israel denied Citibank's motion for leave to appeal the Central District Court's denial of its motion to dismiss. Additional information concerning this action is publicly available in court filings under the docket number CA 29013-09-18.

On December 13, 2021, a Dutch foundation filed a writ of summons against Citigroup, Citibank, and other defendants, captioned STICHTING FX CLAIMS v. NATWEST MARKETS N.V., ET AL., in the Amsterdam District Court in the Netherlands. Claimant seeks damages on behalf of certain institutional

investors for losses alleged to have arisen from the actions at issue in the European Commission's foreign exchange spot trading infringement decision (European Commission Decision of May 16, 2019 in Case AT.40135-FOREX (Three Way Banana Split) C(2019) 3631 final). On March 29, 2023, the court dismissed claims made on behalf of parties located outside the Netherlands, and permitted the other claims to go forward. Claimant appealed that decision and on September 14, 2023, filed a new writ of summons asserting similar claims on behalf of additional institutional investors. Additional information concerning this action is publicly available in court filings under the case numbers C/13/718639 / HA ZA 22-460 and C/13/743903 / HA ZA 23-1143 in the Amsterdam District Court and under the case number 200.329.379/01 in the Amsterdam Court of Appeal.

Interbank Offered Rates-Related Litigation and Other Matters

In August 2020, individual borrowers and consumers of loans and credit cards filed an action against Citigroup, Citibank, CGMI, and other defendants, captioned MCCARTHY, ET AL. v. INTERCONTINENTAL EXCHANGE, INC., ET AL., in the United States District Court for the Northern District of California. Plaintiffs allege that defendants conspired to fix ICE LIBOR, assert claims under the Sherman Act and the Clayton Act, and seek declaratory relief, injunctive relief, and treble damages. In October 2022, plaintiffs filed an amended complaint. On October 10, 2023, the court granted defendants' motion to dismiss the amended complaint with prejudice for all claims against Citigroup, Citibank, and CGMI. Plaintiffs have appealed the decision to the United States Court of Appeals for the Ninth Circuit. Additional information concerning this action is publicly available in court filings under the docket numbers 20-CV-5832 (N.D. Cal.) (Donato, J.) and 23-3458 (9th Cir.).

Interest Rate and Credit Default Swap Litigation

Beginning in 2015, Citigroup, Citibank, CGMI, CGML, and numerous other parties were named as defendants in a number of industry-wide putative class actions related to interest rate swap (IRS) trading. These actions have been consolidated in the United States District Court for the Southern District of New York under the caption IN RE INTEREST RATE SWAPS ANTITRUST LITIGATION. The actions allege that defendants colluded to prevent the development of exchange-like trading for IRS and assert federal and state antitrust claims and claims for unjust enrichment. Also consolidated under the same caption are individual actions filed by swap execution facilities, asserting federal and state antitrust claims, as well as claims for unjust enrichment and tortious interference with business relations. Plaintiffs in these actions seek treble damages, fees, costs, and injunctive relief. Lead plaintiffs in the class action moved for class certification in 2019 and subsequently filed an amended complaint. On December 15, 2023, the court denied plaintiffs' motion for class certification. On December 28, 2023, plaintiffs filed a petition seeking interlocutory review of the decision by the United States Court of Appeals for the Second Circuit. Additional information concerning these actions is publicly available in court filings under the docket numbers 18-CV-5361 (S.D.N.Y.) (Oetken, J.) and 16-MD-2704 (S.D.N.Y.) (Oetken, J.).

In 2017, Citigroup, Citibank, CGMI, CGML, and numerous other parties were named as defendants in an action filed in the United States District Court for the Southern District of New York under the caption TERA GROUP, INC., ET AL. v. CITIGROUP, INC., ET AL. The complaint alleges that defendants colluded to prevent the development of exchange-like trading for credit default swaps and asserts federal and state antitrust claims and state law tort claims. In January 2020, plaintiffs filed an amended complaint, which defendants later moved to dismiss. On August 14, 2023, the court granted defendants' motion to dismiss with prejudice for all claims against Citigroup, Citibank, CGMI, and CGML. On January 10, 2024, plaintiffs filed a notice of appeal. Additional information concerning this action is publicly available in court filings under the docket number 17-CV-4302 (S.D.N.Y.) (Sullivan, J.).

Shareholder Derivative and Securities Litigation

Beginning in October 2020, four derivative actions were filed in the United States District Court for the Southern District of New York, purportedly on behalf of Citigroup (as nominal defendant) against certain of Citigroup's current and former directors. The actions were later consolidated under the case name IN RE CITIGROUP INC. SHAREHOLDER DERIVATIVE LITIGATION. The consolidated complaint asserts claims for breach of fiduciary duty, unjust enrichment, and contribution and indemnification in connection with defendants' alleged failures to implement adequate internal controls. In addition, the consolidated complaint asserts derivative claims for violations of Sections 10(b) and 14(a) of the Securities Exchange Act of 1934 in connection with statements in Citigroup's 2019 and 2020 annual meeting proxy statements. In February 2021, the court stayed the action pending resolution of defendants' motion to dismiss in IN RE CITIGROUP SECURITIES LITIGATION. In April 2023, after defendants' motion to dismiss was granted in IN RE CITIGROUP SECURITIES LITIGATION, the court maintained the stay in this action pending resolution of the securities plaintiffs' motion for leave to amend the complaint and, if leave is granted, any subsequent motion to dismiss. Additional information concerning this action is publicly available in court filings under the docket number 1:20-CV-09438 (S.D.N.Y.) (Preska, J.).

Beginning in December 2020, two derivative actions were filed in the Supreme Court of the State of New York, purportedly on behalf of Citigroup (as nominal defendant) against certain of Citigroup's current and former directors, and certain current and former officers. The actions were later consolidated under the case name IN RE CITIGROUP INC. DERIVATIVE LITIGATION, and the court stayed the action pending resolution of defendants' motion to dismiss in IN RE CITIGROUP SECURITIES LITIGATION. In April 2023, a third related derivative action also filed in the Supreme Court of the State of New York was consolidated for all purposes into this action. That same month, following the dismissal of the securities complaint in IN RE CITIGROUP SECURITIES LITIGATION, the court maintained the stay in this action pending resolution of the securities plaintiffs' motion for leave to amend the complaint and, if leave is granted, any subsequent motion to dismiss. Additional information concerning this action is publicly available in court filings under the docket number 656759/2020 (N.Y. Sup. Ct.) (Schecter, J.).

On August 2, 2022, a shareholder derivative action captioned LIPSHUTZ ET AL. v. COSTELLO ET AL. was filed in the United States District Court for the Eastern District of New York, purportedly on behalf of Citigroup (as nominal defendant) against Citigroup's current directors. The action raises substantially the same claims and allegations as IN RE CITIGROUP INC. SHAREHOLDER DERIVATIVE LITIGATION. The LIPSHUTZ action additionally asserts that plaintiffs made a litigation demand on the Citigroup Board of Directors and that the demand was wrongfully refused. In May 2023, on defendants' motion, the action was transferred to the United States District Court for the Southern District of New York so that it could be litigated along with IN RE CITIGROUP INC. SHAREHOLDER DERIVATIVE LITIGATION and IN RE CITIGROUP SECURITIES LITIGATION. Additional information concerning this action is publicly available in court filings under the docket number 1:23-CV-04058 (S.D.N.Y.) (Preska, J.).

Beginning in October 2020, three putative class action complaints were filed in the United States District Court for the Southern District of New York against Citigroup and certain of its current and former officers, asserting violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 in connection with defendants' alleged misstatements concerning Citigroup's internal controls. The actions were later consolidated under the case name IN RE CITIGROUP SECURITIES LITIGATION. The consolidated complaint later added certain of Citigroup's current and former directors as defendants. On March 24, 2023, the court granted defendants' motion to dismiss without prejudice. On May 24, 2023, plaintiffs moved for leave to file a second amended complaint against Citigroup and certain of Citigroup's current or former officers for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on

alleged misstatements concerning risk management and internal controls. Additional information concerning this action is publicly available in court filings under the docket number 1:20-CV-09132 (S.D.N.Y.) (Preska, J.).

Sovereign Securities Litigation
In 2015, putative class actions filed against CGMI and other defendants were consolidated under the caption IN RE TREASURY SECURITIES AUCTION ANTITRUST LITIGATION in the United States District Court for the Southern District of New York. Plaintiffs allege that defendants colluded to fix U.S. Treasury auction bids by sharing competitively sensitive information ahead of the auctions, and that defendants colluded to boycott and prevent the emergence of an anonymous, all-to-all electronic trading platform in the U.S. Treasuries secondary market. Plaintiffs assert claims under antitrust laws, and seek damages, including treble damages where authorized by statute, and injunctive relief. In March 2021, the court granted defendants' motion to dismiss, without prejudice. In May 2021, plaintiffs filed an amended consolidated complaint. In June 2021, certain defendants, including CGMI, moved to dismiss the amended complaint. In March 2022, the court dismissed the amended complaint with prejudice, and the plaintiffs appealed. On February 1, 2024, the United States Court of Appeals for the Second Circuit affirmed the dismissal. Additional information concerning this action is publicly available in court filings under the docket numbers 15-MD-2673 (S.D.N.Y.) (Gardephe, J.) and 22-943 (2d Cir.).

In 2018, a putative class action was filed against Citigroup, CGMI, Citigroup Financial Products Inc., Citigroup Global Markets Holdings Inc., Citibanamex, Grupo Banamex, and other banks, captioned IN RE MEXICAN GOVERNMENT BONDS ANTITRUST LITIGATION, in the United States District Court for the Southern District of New York. The complaint alleges that defendants colluded in the Mexican sovereign bond market. In September 2019, the court granted defendants' motion to dismiss. In December 2019, plaintiffs filed an amended complaint against Citibanamex and other market makers in the Mexican sovereign bond market. Plaintiffs no longer assert any claims against Citigroup or any other U.S. Citi affiliates. The amended complaint alleges a conspiracy to fix prices in the Mexican sovereign bond market, asserts antitrust and unjust enrichment claims, and seeks treble damages, restitution, and injunctive relief. In February 2020, certain defendants, including Citibanamex, moved to dismiss the amended complaint. In November 2020, the court granted defendants' motion to dismiss, and the plaintiffs appealed. On February 9, 2024, the United States Court of Appeals for the Second Circuit vacated the dismissal and remanded the case to the district court for further proceedings. Additional information concerning this action is publicly available in court filings under the docket numbers 18-CV-2830 (S.D.N.Y.) (Oetken, J.) and 22-2039 (2d Cir.).

In February 2021, purchasers of Euro-denominated sovereign debt issued by European central governments added CGMI, CGML, and others as defendants to a putative class action, captioned IN RE EUROPEAN GOVERNMENT BONDS ANTITRUST LITIGATION, in the United States District Court for the Southern District of New York. Plaintiffs allege that defendants engaged in a conspiracy to inflate prices of European government bonds in primary market auctions and to fix the prices of European government bonds in secondary markets. Plaintiffs assert a claim under the Sherman Act and seek treble damages and attorneys' fees. In March 2022, the court granted defendants' motion to dismiss the fourth amended complaint as to certain defendants, but denied defendants' motion to dismiss as to other defendants, including CGMI and CGML. In November 2022, plaintiffs moved for leave to amend the complaint, which the court granted on September 25, 2023. On October 16, 2023, plaintiffs filed a fifth amended complaint. Additional information concerning this action is publicly available in court filings under the docket number 19-CV-2601 (S.D.N.Y.) (Marrero, J.).

Variable Rate Demand Obligation Litigation

In 2019, plaintiffs in the consolidated actions CITY OF PHILADELPHIA v. BANK OF AMERICA CORP, ET AL. and MAYOR AND CITY COUNCIL OF BALTIMORE v. BANK OF AMERICA CORP., ET AL. filed a consolidated complaint naming as defendants Citigroup, Citibank, CGMI, CGML, and numerous other industry participants. The consolidated complaint asserts violations of the Sherman Act, as well as claims for breach of contract, breach of fiduciary duty, and unjust enrichment, and seeks damages and injunctive relief based on allegations that defendants served as remarketing agents for municipal bonds called variable rate demand obligations (VRDOs) and colluded to set artificially high VRDO interest rates. On November 6, 2020, the court granted in part and denied in part defendants' motion to dismiss the consolidated complaint.

On June 2, 2021, the Board of Directors of the San Diego Association of Governments, acting as the San Diego County Regional Transportation Commission, filed a parallel putative class action against the same defendants named in the already pending nationwide consolidated class action. The two actions were consolidated and on August 6, 2021, plaintiffs in the nationwide putative class action filed a consolidated amended complaint, captioned THE CITY OF PHILADELPHIA, MAYOR AND CITY COUNCIL OF BALTIMORE, THE BOARD OF DIRECTORS OF THE SAN DIEGO ASSOCIATION OF GOVERNMENTS, ACTING AS THE SAN DIEGO COUNTY REGIONAL TRANSPORTATION COMMISSION v. BANK OF AMERICA CORP., ET AL. In September 2021, defendants moved to dismiss the consolidated amended complaint in part. In June 2022, the court granted in part and denied in part defendants' partial motion to dismiss the consolidated amended complaint. In October 2022, plaintiffs filed a motion to certify a class of persons and entities who, from February 2008 to November 2015, paid interest rates on VRDOs with respect to the antitrust claim. Plaintiffs also moved to certify a subclass of individuals who entered into remarketing agreements with the defendants during that same period. On September 21, 2023, the court granted plaintiffs' motion for class certification, certifying both an antitrust class and a breach-of-contract subclass. On October 5, 2023, defendants filed a Rule 23(f) petition seeking leave to appeal the certification ruling. On November 8, 2023, the court dismissed certain defendants from the case, including Citigroup, Citibank, and CGML. The United States Court of Appeals for the Second Circuit heard oral argument on defendants' Rule 23(f) petition on January 23, 2024. Additional information concerning this action is publicly available in court filings under the docket numbers 19-CV-1608 (S.D.N.Y.) (Furman, J.) and 23-7328 (2d Cir.).

Since April 2018, Citigroup and certain of its affiliates, including Citibank and CGMI, have been named in state court *qui tam* lawsuits in which Edelweiss Fund, LLC alleges that Citi and other financial institutions defrauded certain state and municipal VRDO issuers in connection with resetting VRDO interest rates. Filed under each state's respective false claims act, these actions are pending in state courts in California, Illinois, New Jersey, and New York, and are captioned STATE OF CALIFORNIA EX REL. EDELWEISS FUND, LLC v. JP MORGAN CHASE & CO., ET AL., STATE OF ILLINOIS EX REL. EDELWEISS FUND, LLC v. JP MORGAN CHASE & CO., ET AL., STATE OF NEW JERSEY EX REL. EDELWEISS FUND, LLC v. JP MORGAN CHASE & CO., ET AL., and STATE OF NEW YORK EX REL. EDELWEISS FUND, LLC v. JP MORGAN CHASE & CO., ET AL., respectively. Additional information concerning these actions is publicly available in court filings under the docket numbers CGC-14-540777 (Cal. Super. Ct.) (Schulman, J.), 2017 L 000289 (Ill. Cir. Ct.) (Donnelly, J.), L-885-15 (N.J. Super. Ct.) (Hurd, J.), and 100559/2014 (N.Y. Sup. Ct.) (Borrok, J.).

Settlement Payments

Payments required in settlement agreements described above have been made or are covered by existing litigation or other accruals.